EXHIBIT 1
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[GRAPHIC OMITTED]
[LOGO - IPSCO]                                                  NEWS RELEASE

================================================================================
FOR RELEASE APRIL 24, 2003, 6 AM EDST

                       IPSCO REPORTS FIRST QUARTER PROFIT

     PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[LISLE, ILLINOIS] [April 24, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today that its net income for the first quarter of 2003 was $4.4 million and that net income attributable to common shareholders was $1.5 million or 3 cents per diluted share. This was substantially better than the $3.4 million (8 cents per diluted share) loss reported for the first quarter of 2002, but down from the $10.0 million (19 cents per diluted share) reported for the prior quarter. Results reported in the prior quarter included $4.1 million (9 cents per share) for a gain on the sale of surplus assets.

Sales for the quarter were $279.9 million, up $8.7 million or 3% over the same period last year, with improved pricing and mix more than offsetting a 10% drop in shipments. Sales were up $23.8 million or 9% over the prior quarter and tons shipped increased 6%. Steel mill product sales of $152.5 million were up only 2% over the same quarter last year reflecting continuing slow industrial markets and difficult pricing competition. Tubular product sales, however, were at very healthy levels on the strength of the Western Canadian energy tubular sales. Sales of large diameter pipe were off significantly compared to the first quarter of 2002.

"Our performance in the face of very difficult business conditions in our industrial markets and significant price increases for natural gas and scrap is encouraging," said David Sutherland, the Company's President and Chief Executive Officer. "Unfortunately, IPSCO's major target markets in the North American steel business continue to suffer low product demand which has prevented any potential pricing recovery. However, activity in the Western Canadian energy sector remained strong through much of the first quarter," added Sutherland.

"Looking to the future, needed momentum towards a recovery in industrial demand has shown no sign of materializing and is not expected as we approach midyear. That circumstance, combined with the traditional second quarter slow down for our most profitable energy tubular product line will probably result in a modest second quarter loss. However, IPSCO, with its modern facilities and cost efficient operations, continues to be well positioned to capitalize on business when economic conditions improve in the industrial sectors," Sutherland advised.


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

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, LEVELS OF POTENTIAL IMPORTS, PRODUCTION LEVELS, MARKET FORCES, NORTH AMERICAN PRICING OF STEEL PRODUCTS, TRADE LAWS, PRICING OF ENERGY AND RAW MATERIAL INPUTS, OUTCOME OF TRADE AND SAFEGUARD CASES AND OTHER MATTERS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2002 AND FORM 40-F.

Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769 Release #03-11

                                      # # #



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

                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
================================================================================
                       (thousands of United States Dollars
               except for share, per share, ton and per ton data)

                                                                                       FOR THE THREE MONTHS ENDED
                                                                             -----------------------------------------------
                                                                                MARCH 31        MARCH 31        DECEMBER 31
                                                                                  2003            2002             2002
----------------------------------------------------------------------------------------------------------------------------
Plate and Coil Tons Produced (thousands)                                             660.4           679.8            662.7
----------------------------------------------------------------------------------------------------------------------------
Finished Tons Shipped (thousands)                                                    674.2           749.5            638.7
----------------------------------------------------------------------------------------------------------------------------

Sales                                                                        $     279,863    $    271,133    $     256,083
Cost of sales
   Manufacturing and raw material                                                  242,162         239,060          213,274
   Amortization of capital assets                                                   14,566          12,163           11,833
                                                                             -----------------------------------------------
                                                                             -----------------------------------------------
                                                                                   256,728         251,223          225,107
                                                                             -----------------------------------------------
Gross income                                                                        23,135          19,910           30,976
Selling, research and administration                                                12,010          13,748           11,726
                                                                             -----------------------------------------------
Operating income                                                                    11,125           6,162           19,250
Other expenses
   Non-recurring items                                                                   -               -           (6,464)
   Interest on long-term debt                                                        5,753           6,345            5,852
   Other interest (income) expense, net                                               (168)            311               (8)
Foreign exchange loss (gain)                                                        (1,412)            355             (179)
                                                                             -----------------------------------------------
Income (Loss) Before Income Taxes                                                    6,952            (849)          20,049
Income Tax Expense (Benefit)                                                         2,504            (304)           7,218
                                                                             -----------------------------------------------
Net Income (Loss)                                                                    4,448            (545)          12,831
Dividends on Preferred Shares, including part VI.I tax                               1,463           1,384            1,402
Interest on Subordinated Notes, net of income tax                                    1,443           1,443            1,442
                                                                             -----------------------------------------------
Net Income (Loss) Attributable to Common Shareholders                        $       1,542    $     (3,372)   $       9,987
============================================================================================================================
Earnings (Loss) Per Common Share  - Basic                                    $        0.03    $      (0.08)   $        0.21
                                  - Diluted                                  $        0.03    $      (0.08)   $        0.19
Denominator for Basic Earnings per Common Share (thousands)                         47,667          43,214           47,596
Denominator for Diluted Earnings per Common Share (thousands)                       47,743          43,214           68,393
============================================================================================================================


            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
================================================================================
                      (thousands of United States Dollars)

                                                                                       FOR THE THREE MONTHS ENDED
                                                                             -----------------------------------------------
                                                                                MARCH 31        MARCH 31        DECEMBER 31
                                                                                  2003            2002             2002
----------------------------------------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Period                                      $    494,599    $    491,777    $     486,132
   Net Income (Loss)                                                                 4,448            (545)          12,831
   Dividends on Preferred Shares, including part VI.I tax                           (1,463)         (1,384)          (1,402)
   Interest on Subordinated Notes, net of income tax                                (1,443)         (1,443)          (1,442)
   Dividends on Common Shares                                                       (1,618)         (1,494)          (1,520)
                                                                             -----------------------------------------------
Retained Earnings at End of Period                                            $    494,523    $    486,911    $     494,599
============================================================================================================================

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. The consolidated interim financial statements are unaudited and are based on Canadian generally accepted accounting principles and practices consistent with those used in the preparation of the annual financial statements.

2. Certain prior period amounts have been reclassified to conform with the current presentation.

3. The company sold certain of its assets held for sale in the fourth quarter 2002 resulting in a gain of $6,464. The effect on basic earnings per common share was an increase in the fourth quarter 2002 of $0.09.


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

                CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
================================================================================
                      (thousands of United States Dollars)

                                                                                       FOR THE THREE MONTHS ENDED
                                                                             -----------------------------------------------
                                                                                MARCH 31        MARCH 31        DECEMBER 31
                                                                                  2003            2002             2002
----------------------------------------------------------------------------------------------------------------------------
Cash Derived From (Applied To)
  Operating Activities
     Working capital provided by operations                                  $      23,058    $     18,537    $      18,374
     Change in non-cash operating working capital                                   52,324          (3,837)         (50,013)
                                                                             -----------------------------------------------
                                                                                    75,382          14,700          (31,639)
----------------------------------------------------------------------------------------------------------------------------
  Financing Activities
     Common share dividends                                                         (1,618)         (1,494)          (1,520)
     Issue of common shares, net of issue costs                                          -          90,670                -
     Common shares issued pursuant to share option plan                                  -           1,490            1,011
     Preferred share dividends                                                      (1,366)         (1,294)          (1,315)
     Subordinated notes interest                                                   (4,250)         (4,250)               -
     Issue of long-term debt                                                        10,000          10,000           38,300
     Repayment of long-term debt                                                   (68,000)        (60,000)          (3,300)
                                                                             -----------------------------------------------
                                                                                   (65,234)         35,122           33,176
----------------------------------------------------------------------------------------------------------------------------
  Investing Activities
     Expenditures for capital assets                                                (3,498)        (18,171)          (3,895)
     Proceed on sale of assets held for sale                                             -               -            1,466
     Investment                                                                          -          (1,706)               -
                                                                             -----------------------------------------------
                                                                                    (3,498)        (19,877)          (2,429)
============================================================================================================================
Effect of exchange rate changes on cash and cash equivalents                            52              85              407
============================================================================================================================
Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness              6,702          30,030             (485)
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period             22,859           2,492           23,344
                                                                             -----------------------------------------------
Cash and Cash Equivalents less Bank Indebtedness at End of Period            $      29,561    $     32,522    $      22,859
============================================================================================================================

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
================================================================================
                      (thousands of United States Dollars)

                                                                                MARCH 31        MARCH 31        DECEMBER 31
                                                                                  2003            2002             2002
                                                                               (unaudited)      (unaudited)
----------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                                 $      29,561    $     32,522    $      22,859
   Accounts receivable less allowance                                              154,200         146,828          153,752
   Inventories                                                                     249,358         215,361          255,410
   Other                                                                             2,425           2,252            2,847
   Future income taxes                                                              38,843          43,720           41,402
                                                                             -----------------------------------------------
                                                                                   474,387         440,683          476,270
============================================================================================================================
Non-Current Assets
   Capital and other                                                             1,146,388       1,165,836        1,146,456
   Future income taxes                                                             128,456          80,093          121,586
                                                                             -----------------------------------------------
                                                                                 1,274,844       1,245,929        1,268,042
============================================================================================================================
Total Assets                                                                 $   1,749,231   $   1,686,612   $    1,744,312
============================================================================================================================

Current Liabilities
   Accounts payable and accrued charges                                      $     172,450   $     153,485   $      136,072
   Current portion of long-term debt                                                35,386          21,100           35,386
                                                                             -----------------------------------------------
                                                                                   207,836         174,585          171,458
============================================================================================================================
Long-Term Liabilities
   Long-term debt                                                                  288,777         336,825          342,202
   Deferred pension liability                                                            -               1                -
   Future income taxes                                                             150,026         103,306          143,229
                                                                             -----------------------------------------------
                                                                                   438,803         440,132          485,431
============================================================================================================================
Shareholders' Equity
   Preferred shares                                                                 98,594          98,545           98,553
   Common shares                                                                   351,311         348,323          351,311
   Subordinated notes                                                              102,125         102,125          104,250
   Retained earnings                                                               494,523         486,911          494,599
   Cumulative translation adjustment                                                56,039          35,991           38,710
                                                                             -----------------------------------------------
                                                                                 1,102,592       1,071,895        1,087,423
============================================================================================================================
Total Liabilities and Shareholders' Equity                                   $   1,749,231   $   1,686,612   $    1,744,312
============================================================================================================================


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

                                  TONS SHIPPED
================================================================================
                                   (thousands)

                                                                                       FOR THE THREE MONTHS ENDED
                                                                             -----------------------------------------------
                                                                                MARCH 31        MARCH 31        DECEMBER 31
                                                                                  2003            2002             2002
----------------------------------------------------------------------------------------------------------------------------
   Discrete Plate and Coil                                                           312.6           368.9            341.7
   Cut Plate                                                                         141.2           139.2            119.7
                                                                               ---------------------------------------------
Total Steel Mill Products                                                            453.8           508.1            461.4
============================================================================================================================
   Energy Tubulars                                                                   145.3           107.4            105.3
   Large Diameter Tubulars                                                            11.4            62.5             15.0
   Non-Energy Tubulars                                                                63.7            71.5             57.0
                                                                               ---------------------------------------------
Total Tubular Products                                                               220.4           241.4            177.3
============================================================================================================================
Total Shipments                                                                      674.2           749.5            638.7
============================================================================================================================



                       SELECTED FINANCIAL INFORMATION (d)
================================================================================
          (thousands of United States Dollars except for per ton data)

                                                                                       FOR THE THREE MONTHS ENDED
                                                                             -----------------------------------------------
                                                                                MARCH 31        MARCH 31        DECEMBER 31
                                                                                  2003            2002             2002
----------------------------------------------------------------------------------------------------------------------------
Operating Income Per Ton                                                     $          17    $          8    $          30

EBIT (a)                                                                     $      12,537    $      5,807    $      25,893
EBITDA (b)                                                                          27,103          17,970           37,726
Net Capital Expenditures                                                             3,498          19,877            2,429
Free Cash Flow (c)                                                                  23,605          (1,907)          35,297

Annualized Return on Common Shareholders' Equity                                        1%             -2%               5%
============================================================================================================================

(a)  EBIT is defined as earnings before interest expense and income taxes.

(b) EBITDA is defined as earnings before interest expense, income taxes and amortization.

(c)  Free Cash Flow is defined as EBITDA less net capital expenditures.

(d) The Company believes that EBIT, EBITDA and Free Cash Flow are standard measures of performance that are commonly reported and widely used by analysts, investors, and other interested parties. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to others. These indicators should not be considered as a substitute or alternative for net income, net income available to common shareholders or cash flow.


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